UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Focus Financial Partners Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

34417P100
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Freya Aggregator L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,114

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,114

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Freya Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,114

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,114

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Americas Fund XII (Freya) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,114

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,114

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Associates Americas XII AIV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,114

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,114

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Americas XII AIV GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,114

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,114

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Management Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,114

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,114

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Management Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,114

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,114

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Americas XII (Freya) Blocker Parent L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,114,647

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,114,647

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,114,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Americas XII EEA (Freya) Blocker Parent L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
538,048

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
538,048

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
538,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Associates Americas XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,652,695

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,652,695

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,652,695

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Americas XII Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,652,695

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,652,695

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,652,695

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,652,695

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,652,695

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,652,695

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,652,695

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,652,695

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,652,695

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,523,809

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,523,809

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,523,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,523,809

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,523,809

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,523,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,523,809

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,523,809

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,523,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,523,809

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,523,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,523,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSON
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,523,809

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,523,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,523,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 825 Third Avenue, 27th Floor, New York, NY 10022.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Freya Aggregator L.P., a Delaware limited partnership;

(ii)	KKR Freya Aggregator GP LLC, a Delaware limited liability company;

(iii)	KKR Americas Fund XII (Freya) L.P., a Delaware limited partnership;

(iv)	KKR Associates Americas XII AIV L.P., a Delaware limited partnership;

(v)	KKR Americas XII AIV GP LLC, a Delaware limited liability company;

(vi)	KKR Management Holdings L.P., a Delaware limited partnership;

(vii)	KKR Management Holdings Corp., a Delaware corporation;

(viii)	KKR Americas XII (Freya) Blocker Parent L.P., a Delaware limited partnership;

(ix)	KKR Americas XII EEA (Freya) Blocker Parent L.P., a Delaware limited partnership;

(x)	KKR Associates Americas XII L.P., a Cayman Islands exempted limited partnership;

(xi)	KKR Americas XII Limited, a Cayman Islands exempted limited company;

(xii)	KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership;

(xiii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company;

(xiv)	KKR Group Holdings Corp., a Delaware corporation;

(xv)	KKR & Co. Inc., a Delaware corporation;

(xvi)	KKR Management LLC, a Delaware limited liability company;

(xvii)	Henry R. Kravis, a United States citizen; and

(xviii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xviii) are collectively referred to herein as the “Reporting Persons”).

KKR Freya Aggregator GP LLC is the general partner of KKR Freya Aggregator L.P., KKR Americas Fund XII (Freya) L.P. is the sole member of KKR Freya Aggregator GP LLC, KKR Associates Americas XII AIV L.P. is the general partner of KKR Americas Fund XII (Freya) L.P., KKR Americas XII AIV GP LLC is the general partner of KKR Associates Americas XII AIV L.P., KKR Management Holdings L.P. is the sole member of KKR Americas XII AIV GP LLC and KKR Management Holdings Corp. is the general partner of KKR Management Holdings L.P. KKR Associates Americas XII L.P. is the general partner of KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P., KKR Americas XII Limited is the general partner of KKR Associates Americas XII L.P. and KKR Fund Holdings L.P. is the sole shareholder of KKR Americas XII Limited. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings Corp. is the sole shareholder of KKR Management Holdings Corp., the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLC is the controlling shareholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the designated members of KKR Management LLC.

Each of Messrs. Joseph Bae, William Janetschek, Scott Nuttall and David Sorkin is a director of KKR Americas XII Limited, KKR Management Holdings Corp., KKR Fund Holdings GP Limited and KKR Group Holdings Corp. The executive officers of KKR Management Holdings Corp., KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Janetschek, Nuttall and Sorkin. The directors of KKR & Co. Inc. (the “KKR Directors”) are listed on Annex A attached hereto.

Each of Messrs. Bae, Janetschek, Nuttall and Sorkin is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of August 1, 2018, a copy of which is attached hereto as Exhibit A.

(b)	The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Janetschek, Nuttall and Sorkin and the KKR Directors is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
KKR Freya Aggregator L.P., KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P. are investment vehicles. KKR Freya Aggregator GP LLC, KKR Americas Fund XII (Freya) L.P., KKR Associates Americas XII AIV L.P., KKR Americas XII AIV GP LLC, KKR Associates Americas XII L.P. and KKR Americas XII Limited are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.  Each of KKR Management Holdings L.P., KKR Management Holdings Corp., KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.  The present principal occupation of each of the KKR Directors is listed on Annex A.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

The Reporting Persons beneficially own, in the aggregate, 9,523,809 shares of Class A Common Stock, consisting of 5,139,807 shares of Class A Common Stock and 4,384,002 common units of Focus Financial Partners, LLC, a Delaware limited liability company (“Focus LLC”), in each case, received in connection with the Issuer’s reorganization transactions in connection with its initial public offering in exchange for existing convertible preferred units in Focus LLC held by KKR Freya Aggregator L.P. prior to the initial public offering.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Fourth Amended and Restated Focus LLC Agreement (defined below) and the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Christopher J. Harrington, an executive of KKR, is currently a member of the board of directors of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, the KKR Directors and each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 9,523,809 shares of Class A Common Stock, which represents, in the aggregate, approximately 20.2% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act consisting of 5,139,807 shares of Class A Common Stock and 4,384,002 common units of Focus LLC, which may be exchanged for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Focus LLC Agreement, as described below.

Securities of the Issuer are owned by KKR Freya Aggregator L.P., KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P. (collectively, the “KKR Funds”) as follows: (i) KKR Freya Aggregator L.P. owns 487,112 shares of Class A Common Stock and 4,384,002 common units of Focus LLC and an equal number of shares of Class B common stock (“Class B Common Stock”) of the Issuer, which common units are exchangeable at the option of the Issuer or Focus LLC on a one-for-one basis for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC or an equivalent amount of cash, (ii) KKR Americas XII (Freya) Blocker Parent L.P. owns 4,114,647 shares of Class A Common Stock and (iii) KKR Americas XII EEA (Freya) Blocker Parent L.P. owns 538,048 shares of Class A Common Stock.

The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on 42,770,108 shares of Class A Common Stock outstanding following the completion of the Issuer’s initial public offering and the related reorganization transactions, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018, plus, the shares of Class A Common Stock that KKR Freya Aggregator L.P. may acquire upon the conversion of the common units of Focus LLC held by KKR Freya Aggregator L.P.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 14.6% of the outstanding Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock, and an equal number of common units of Focus LLC outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

Each of KKR Freya Aggregator GP LLC (as the general partner of KKR Freya Aggregator L.P.), KKR Americas Fund XII (Freya) L.P. (as the sole member of KKR Freya Aggregator GP LLC), KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Freya) L.P.), KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.), KKR Management Holdings L.P. (as the sole member of KKR Americas XII AIV GP LLC) and KKR Management Holdings Corp. (as the general partner of KKR Management Holdings L.P.) may be deemed to be the beneficial owner of the securities held directly by KKR Freya Aggregator L.P., in each case, as described more fully in this Schedule 13D.

KKR Associates Americas XII L.P. (as the general partner of KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Fund Holdings L.P. (as the sole shareholder of KKR Americas XII Limited) and KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.) may be deemed to be the beneficial owner of the securities held directly by KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P., in each case, as described more fully in this Schedule 13D.

KKR Group Holdings Corp. (as the sole shareholder of KKR Management Holdings Corp., the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLC (as the controlling shareholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the designated members of KKR Management LLC) may be deemed to be the beneficial owner of the securities held directly by KKR Freya Aggregator L.P., KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock. Any beneficial ownership of Class A Common Stock by the KKR  Directors is listed on Annex A.

(c)   Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the KKR Directors or any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

(d)   To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Class B Common Stock

In connection with the reorganization transactions prior to the Issuer’s initial public offering, holders of Focus LLC units following the reorganization transactions were issued a number of shares of Class B Common Stock equal to the number of Focus LLC units held by such persons.  The Class A Common Stock and Class B Common Stock will generally vote together as a single class on all matters submitted to a vote of shareholders. The Class B Common Stock has no economic rights.

Fourth Amended and Restated Operating Agreement of Focus LLC

In connection with the Issuer’s initial public offering, the Issuer entered into the Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC (the “Fourth Amended and Restated Focus LLC Agreement”) which governs the terms of the Focus LLC units.

Pursuant to the Fourth Amended and Restated Focus LLC Agreement, each holder of common units of Focus LLC will, subject to certain limitations, have the right to cause Focus LLC to redeem all or a portion of its common units for, at Focus LLC’s or the Issuer’s option, (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. In connection with any redemption of vested common units pursuant to the exchange right, the corresponding shares of Class B Common Stock will be cancelled.

The unitholders of Focus LLC will be permitted to exercise their exchange rights on a quarterly basis on designated dates. Notwithstanding the foregoing and except as otherwise permitted by the Fourth Amended and Restated Focus LLC Agreement, unitholders will only be permitted to exercise their exchange rights with respect to one-twelfth of the units held by them at the closing of the Issuer’s initial public offering, with an ability to carry forward unused exchange rights to subsequent exchange dates, subject to certain registration rights described under "Registration Rights Agreement." The foregoing volume restrictions will apply to the KKR Funds, taken together with affiliates of Stone Point Capital LLC who hold common units of Focus LLC or shares of Class A Common Stock (“Stone Point”) as an aggregate limitation on their ability to sell Focus LLC units or the shares of Class A Common Stock received in connection with the reorganization transactions, subject to certain registration rights described below under "Registration Rights Agreement."  In addition, the exchange rights will be subject to certain limitations and restrictions intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

Under the terms of the Fourth Amended and Restated Focus LLC Agreement, all existing owners will, subject to certain exceptions, be subject to certain resale restrictions with respect to the Class A Common Stock, the Class B Common Stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for such common stock or membership interests for a period of 180 days from July 25, 2018. Each of the representatives for the underwriters is a third-party beneficiary of, with the right to enforce, this lock-up provision. In addition, the Issuer and Focus LLC have agreed in the underwriting agreement for the initial public offering not to waive or release parties subject to this lock-up provision or otherwise permit this provision to be amended without the consent of each of the representatives for the underwriters.

Under the terms of the Fourth Amended and Restated Focus LLC Agreement, Focus LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by the Issuer to dissolve Focus LLC, which election, so long as the KKR Funds and Stone Point each own at least 3% of all outstanding Focus LLC units, shall require the approval of the holders of a majority of the Focus LLC common units held by the KKR Funds and Stone Point.

The foregoing description of the Fourth Amended and Restated Focus LLC Agreement is qualified in its entirety by reference to the Fourth Amended and Restated Focus LLC Agreement, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Tax Receivable Agreement

The Issuer has entered into a tax receivable agreement the (“Tax Receivable Agreement”) with the KKR Funds and other securityholders (the “TRA holders”) which generally provides for the payment by the Issuer to each TRA holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Issuer actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Issuer’s initial public offering as a result of, as applicable to the relevant TRA holder, (i) certain increases in tax basis that occur as a result of the Issuer’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA holder's units in connection with the Issuer’s initial public offering or pursuant to the exercise of an exchange right by the Issuer or Focus LLC, (ii) the increases in tax basis relating to the July 2017 acquisition by certain of the Issuer’s private equity investors that will be available to the Issuer as a result of its reorganization transactions in connection with its initial public offering and (iii) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer makes under the Tax Receivable Agreement.

The foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference to the Tax Receivable Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the initial public offering, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the KKR Funds and other holders of securities of the Issuer. The Registration Rights Agreement provides that the Issuer will file a shelf registration statement to permit the resale of shares of Class A Common Stock held by such holders or issuable upon the exercise of exchange rights by such holders as soon as practicable following the date that is twelve calendar months from the initial public offering, and the KKR Funds and certain other holders will have the right to demand up to three secondary underwritten offerings per year and the Issuer may initiate one additional underwritten offering per year for the benefit of other owners, in each case, for which the KKR Funds and certain other owners may have participation rights. The Issuer may also participate on a primary basis and issue and sell shares of its Class A Common Stock for its own account and use the proceeds from any such offering to purchase outstanding Focus LLC units from certain owners (including certain of the KKR Funds) and pay related fees and expenses. In the event of any underwriter cutbacks, all participating holders will be treated equally and included pro rata based on their ownership of registrable shares at the closing of the initial public offering.  The KKR Funds and certain other owners will have piggyback registration rights with respect to other underwritten offerings by the Issuer under certain circumstances.  The Issuer will generally be obligated to pay all registration expenses in connection with these registration obligations.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Nomination Agreement

In connection with the initial public offering, the Issuer entered into a nomination agreement (the “Nomination Agreement”) with the KKR Funds. Pursuant to the Nomination Agreement, the KKR Funds will have the right to nominate one member of the Issuer’s board of directors for so long as the KKR Funds and their respective affiliates hold at least 5% of the Class A Common Stock and Class B Common Stock outstanding on a combined basis. The KKR Funds will have the right to nominate one director for service on the Issuer’s nominating and governance committee and as an observer on the Issuer’s compensation committee, in each case, for so long as they have the right to nominate one director. Initially, the KKR Funds have nominated Mr. Harrington to serve on the Issuer’s board of directors. Any replacement directors nominated by the KKR Funds must be an employee or partner of KKR, of the same level of seniority within KKR as Mr. Harrington, qualify as an independent director under the independence standards of NASDAQ and satisfy such other criteria set forth in the Nomination Agreement. In addition, the Nomination Agreement will require the KKR Funds to vote their shares of Class A Common Stock and Class B Common Stock in favor of the Issuer’s Chief Executive Officer and Rajini Sundar Kodialam (or such other officer of Focus designated by the Chief Executive Officer and approved by the board of directors of the Issuer if Ms. Kodialam is no longer a member of the board of directors) for election to the Issuer’s board of directors.

The foregoing description of the Nomination Agreement is qualified in its entirety by reference to the Nomination Agreement, which is filed as Exhibit F to this Schedule 13D and incorporated by reference herein.

Lock Up Agreement

In connection with the initial public offering, the KKR Funds entered into a lock-up agreement with the underwriters agreeing that, subject to certain exceptions, they may not during the 180-day period from July 25, 2018, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC, (i) directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common stock or Class B Common Stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for Class A Common Stock or Class B Common Stock or membership interests in Focus LLC, whether then owned or thereafter acquired by such person or with respect to which such person has or thereafter acquires the power of disposition (collectively, the "lock-up securities"), or exercise any right with respect to the registration of any of the lock-up securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of Class A Common Stock or Class B Common Stock, membership interests in Focus LLC or other securities, in cash or otherwise.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the lock-up agreement, which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

KKR Capital Markets LLC

KKR Capital Markets LLC, an affiliate of KKR, is acting as an underwriter in connection with the Issuer’s initial public offering and, pursuant to an underwriting agreement dated July 25, 2018 (the “Underwriting Agreement”), agreed to purchase from the Issuer 2,367,570 shares of Class A Common Stock, and additional shares in connection with the exercise of an overallotment option.  The initial public offering price in the Issuer’s initial public offering was $33.00 per share of Class A Common Stock, with an underwriting discount of $2.31 per share of Class A Common Stock.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit H to this Schedule 13D and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of August 1, 2018, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C
Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit D
Tax Receivable Agreement, dated as of July 30, 2018, by and among Focus Financial Partners Inc., certain other persons named therein, and the Agents (as defined therein) (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit E
Registration Rights Agreement, dated as of July 30, 2018, by and among Focus Financial Partners Inc., Focus Financial Partners, LLC and the other parties named therein (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit F
Nomination Agreement, dated as of July 30, 2018, by and among Focus Financial Partners Inc. and the parties named therein (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit G	Lockup Agreement, dated July 25, 2018

Exhibit H
Underwriting Agreement, dated as of July 25, 2018 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2018

KKR FREYA AGGREGATOR L.P.

	By:	KKR Freya Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

KKR FREYA AGGREGATOR GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

KKR AMERICAS FUND XII (FREYA) L.P.

	By:	KKR Associates Americas XII AIV L.P., its general partner

	By:	KKR Americas XII AIV GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

KKR ASSOCIATES AMERICAS XII AIV L.P.

	By:	KKR Americas XII AIV GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

KKR AMERICAS XII AIV GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR AMERICAS XII (FREYA) BLOCKER PARENT L.P.

By:	KKR Associates Americas XII L.P., its general partner

By:	KKR Americas XII Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR AMERICAS XII EEA (FREYA) BLOCKER PARENT L.P.

By:	KKR Associates Americas XII L.P., its general partner

By:	KKR Americas XII Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES AMERICAS XII L.P.

By:	KKR Americas XII Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR AMERICAS XII LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, none of the persons listed above beneficially owns any Class A Common Stock of the Issuer.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of August 1, 2018, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C
Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit D
Tax Receivable Agreement, dated as of July 30, 2018, by and among Focus Financial Partners Inc., certain other persons named therein, and the Agents (as defined therein) (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit E
Registration Rights Agreement, dated as of July 30, 2018, by and among Focus Financial Partners Inc., Focus Financial Partners, LLC and the other parties named therein (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit F
Nomination Agreement, dated as of July 30, 2018, by and among Focus Financial Partners Inc. and the parties named therein (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).

Exhibit G	Lockup Agreement, dated July 25, 2018

Exhibit H
Underwriting Agreement, dated as of July 25, 2018 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2018).